

05044885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-65836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenai Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5706 W 45th Ave
(No. and Street)

Amarillo (City) Tx (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Remling 806-359-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens + Francis P.C.
(Name – *if individual, state last, first, middle name*)

PO Box 9938 (Address) Amarillo (City) Tx (State) 79105 (Zip Code)

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 12 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger Remling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kena Investments, as of 6-30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Phillis Jackson

Notary Public


PHILLIS JACKSON
MY COMMISSION EXPIRES
June 16, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Kenai Investments Inc.

Member NASD, SIPC

July 25, 2005

Doshier, Pickens & Francis, P.C.
Certified Public Accountants
P. O. Box 9938
Amarillo, Texas 79105

We are providing this letter in connection with your audit of the balance sheet of Kenai Investments, Inc. as of June 30, 2005, and the related statements of income, retained earnings and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Kenai Investments, Inc. in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief, as of July 25, 2005, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all -

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the company involving-

   a. Management,

   b. Employees who have significant roles in internal control, or

   c. Others where the fraud could have a material effect on the financial statements.

KENAI INVESTMENTS, INC.

Financial Statements

For Year Ended June 30, 2005 and for the Period from Inception to June 30, 2004


SEC MAIL PROCESSING
RECEIVED
SEP 01 2005
WASH, D.C. 192 SECTION

KENAI INVESTMENTS, INC.

Financial Statements

For Year Ended June 30, 2005 and for the Period from Inception to June 30, 2004

TABLE OF CONTENTS



DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

- INDEPENDENT AUDITORS' REPORT -

We have audited the accompanying balance sheets of Kenai Investments, Inc. at June 30, 2005 and 2004, and the related statements of income and retained earnings, stockholder's equity and cash flows for the year and initial period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenai Investments, Inc. at June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.
July 25, 2005

KENAI INVESTMENTS, INC.
BALANCE SHEETS
June 30, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$ 16,847	$ 9,037
Clearing deposit	10,000	10,000
Total Current Assets	26,847	19,037
OTHER ASSETS		
Other (net of accumulated amortization of $1,545 and $885, respectively)	2,105	2,565
Total Other Assets	2,105	2,565
Total Assets	$ 28,952	$ 21,602
LIABILITIES AND STOCKHOLDER'S EQUITY		
STOCKHOLDER'S EQUITY		
Common stock, $.003 par value, 10,000,000 shares authorized, 10,000,000 shares issued and outstanding	$ 30,000	$ 30,000
Retained earnings (deficit)	(1,048)	(8,398)
Total Stockholder's Equity	$ 28,952	$ 21,602

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For Year Ended June 30, 2005 and for the
Period from Inception to June 30, 2004

	2005	2004
REVENUE		
Brokerage and other fees	$ 118,932	$ 84,049
Interest income	-	3
Total Revenue	118,932	84,052
GENERAL AND ADMINISTRATIVE EXPENSES		
General and administrative	111,582	92,450
Total Expenses	111,582	92,450
NET INCOME (LOSS)	7,350	(8,398)
RETAINED EARNINGS (DEFICIT)		
Beginning balance	(8,398)	-
End of the year	$ (1,048)	$ (8,398)

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For Year Ended June 30, 2005 and for the Period from Inception to June 30, 2004

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Contribution	10,000,000	$ 30,000	$ -	$ 30,000
Net loss for period from inception to June 30, 2004	-	-	(8,398)	(8,398)
Balance at June 30, 2004	10,000,000	30,000	(8,398)	21,602
Net income for year ended June 30, 2005	-	-	7,350	7,350
Balance at June 30, 2005	10,000,000	$ 30,000	$ (1,048)	$ 28,952

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For Year Ended June 30, 2005 and for the Period from Inception to June 30, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 7,350	$ (8,398)
Adjustment to reconcile net income (loss) to net cash used by operating activities:		
Amortization expense	660	885
Cash Provided (Used) by Operating Activities	8,010	(7,513)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of other assets	(200)	(3,450)
Clearing deposit	-	(10,000)
Cash Used by Investing Activities	(200)	(13,450)
CASH FLOWS FROM FINANCING ACTIVITIES		
Common stock contribution	-	30,000
Cash Provided by Financing Activities	-	30,000
NET INCREASE IN CASH	7,810	9,037
CASH BALANCE AT BEGINNING OF YEAR	9,037	-
CASH BALANCE AT END OF YEAR	$ 16,847	$ 9,037

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Kenai Investments, Inc. was incorporated on February 3, 2003. The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on June 6, 2003. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the year ended June 30, 2005.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed during the year ended June 30, 2005 and during the period from inception to June 30, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Amortization Expense

The Company amortizes organization start-up costs using the straight-line method over five years.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the year ended June 30, 2005 was $1,286, and from inception to June 30, 2004 was $2,485.

NOTE 2 – NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2005, the Company had net capital of $26,847, and a minimum net capital requirement of $5,000.

NOTE 3 – LEASES

In August 2004, the Company entered into a lease for office facilities. The lease is on a yearly basis. Total rental expense for the year ended June 30, 2005 was $3,850, and from inception to June 30, 2004 was $4,975.

The future minimum lease payments for non-cancelable operating leases, which have a remaining term at June 30, 2005, are $350.

SUPPLEMENTARY INFORMATION



DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

- INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION -

Our report on our audits of the basic financial statements of Kenai Investments, Inc. for the year ended June 30, 2005 and for the period from inception to June 30, 2004 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.
July 25, 2005

KENAI INVESTMENTS, INC.
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2005 and 2004

Schedule 1

	2005	2004
Stockholder's equity from balance sheet	$ 28,952	$ 21,602
Less non-allowable assets from balance sheet	(2,105)	(2,565)
Net capital	26,847	19,037
Less minimum net capital requirements	(5,000)	(5,000)
Net Capital in Excess of Requirement	$ 21,847	$ 14,037

KENAI INVESTMENTS, INC.
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2005 and 2004

Schedule 2

Kenai Investments, Inc. carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit a of Rule 15c3-3 is not applicable.

KENAI INVESTMENTS, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
June 30, 2005 and 2004

Schedule 3

		2005		2004
Balance per Company's computation	$	21,847	$	14,037
Effect of adjustments to Company's books and accounts		-		-
Balance per Schedule 1	$	21,847	$	14,037